Schroder Series Trust
875 Third Avenue
New York, NY 10022

November 6, 2006

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Kim Browning, Esq.

Re:    Schroder Series Trust (File Nos. 33-65632 and 811-7840; CIK No. 0000908802)

Dear Ms. Browning:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), Schroder Series Trust (the ‘‘Trust’’), requests that the following post-effective amendments to the Trust's registration statement be withdrawn:

(i)	Post-Effective Amendment No. 32 under the Securities Act and Post-Effective Amendment No. 34 under the Investment Company Act of 1940, as amended (the ‘‘1940 Act’’), filed on August 24, 2006 via EDGAR pursuant to Rule 485(a) under the Securities Act (Accession No. 0000950136-06-007100) (‘‘Post-Effective Amendment No. 32’’),

(ii)	Post-Effective Amendment No. 35 under the Securities Act and Post-Effective Amendment No. 37 under the 1940 Act filed on October 20, 2006 via EDGAR pursuant to Rule 485(b) under the Securities Act (Accession No. 0000950136-06-008743) (‘‘Post-Effective Amendment No. 35’’), and

(iii)	Post-Effective Amendment No. 36 under the Securities Act and Post-Effective Amendment No. 38 under the 1940 Act filed on October 30, 2006 via EDGAR pursuant to Rule 485(b) of the Securities Act (Accession No. 0000950136-06-008990) (‘‘Post-Effective Amendment No. 36’’).

Post-Effective Amendment No. 32 was filed to make certain changes to the investment strategy of Schroder Strategic Bond Fund (S000010693), a series of the Trust (the ‘‘Fund’’). Post-Effective Amendment Nos. 35 and 36 were filed to delay effectiveness of Post-Effective Amendment No. 32.

U.S. Securities and Exchange Commission        - 2 -                                                            November 6, 2006

The Trust is requesting withdrawal of Post-Effective Amendment Nos. 32, 35 and 36 because the Trust has decided not to make the changes to its registration statement contained in Post-Effective Amendment No. 32. No shares of the Fund were sold in connection with the filing of Post-Effective Amendment Nos. 32, 35 and 36.

Please direct any questions you may have with respect to this filing to Timothy Diggins of Ropes & Gray LLP at (617) 951-7389, Leigh Fraser of Ropes & Gray LLP at (617) 951-7485 or Jessica O’Mary of Ropes & Gray LLP at (617) 951-7819, or to me at (212) 632-2919.

Best regards,

/s/ ALAN M. MANDEL
Alan M. Mandel
Treasurer, Principal Financial and Accounting Officer

cc:	Carin F. Muhlbaum, Esq. Abby L. Ingber, Esq. Timothy W. Diggins, Esq. Leigh R. Fraser, Esq. Jessica T. O’Mary, Esq. Melissa J. Maguire, Esq. Mr. Ryan C. Tooley